UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-35404

EURASIAN MINERALS INC.
(Translation of registrant’s name into English)

Suite 501 – 543 Granville Street
Vancouver, British Columbia V6C 1X8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits:

99.1	Continuation Application and Notice of Articles for Eurasian Minerals Inc.

99.2	Certificate of Continuation for Eurasian Minerals Inc.

99.3	Articles of Eurasian Minerals Inc.

99.4	Executive Employment Agreement, effective as of December 1, 2011, by and between David M. Cole and EMX (USA) Services Corp.

99.5	Executive Employment Agreement, effective as of December 1, 2011, by and between M. Stephen Enders and EMX (USA) Services Corp.

99.6	Executive Employment Agreement, effective as of December 1, 2011, by and between Paul H. Zink and EMX (USA) Services Corp.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURASIAN MINERALS INC.

(Registrant)

Date: February 21, 2012	By:	/s/ Valerie Barlow

	Name:	Valerie Barlow
	Title:	Corporate Secretary